June 13, 2025

Jenifer Gallagher

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Dear Jenifer Gallagher:

Following are responses to the SEC’s comments emailed to our office on May 30, 2025, relating to our correspondence letter dated May 14, 2025 for the Company’s Form 10-K for the Fiscal Year ended December 31, 2024, filed March 31, 2025, File No. 001-41320. We have discussed our planned responses with internal staff, our legal counsel, and our auditors, and submit the following responses:

Form 10-K for the Fiscal Year ended December 31, 2024 Cash Costs and All-In Sustaining Costs Reconciliations to Generally Accepted Accounting Principles ("GAAP"), page 41

1.	Comment: We note your response to prior comment 2 stating that sustaining capital adjustments made in computing AISC include depreciation “that sustains production activities” although you do not indicate the extent to which depreciation and amortization correlates with that criteria or identify the other components, and you have not submitted any proposed disclosure revisions.

Given that your depreciation and amortization expense was $1,953,388 and $1,466,703 for 2024 and 2023, while your “sustaining capital” adjustment was $3,385,893 and $2,458,737 for these periods, further details appear to be necessary to adequately describe the composition of the adjustments.

Please expand your disclosure to explain how the sustaining capital adjustments are calculated or estimated for each period, and provide specific details about the change in computation made in 2024, including quantification of the items involved and your rationale. Please clarify whether you regard all of the depreciation and amortization reported in the financial statements as a component of this adjustment or only a portion, and explain how the amount included was determined to have the quality of sustaining production activities, considering that it is a historical cost and the ability to sustain future production activities implies an incremental future cost.

Please identify the other components that comprise your sustaining capital adjustments and explain how these components have changed each period and state the reasons. We reissue prior comment 2.

Response: Sustaining capital is calculated by adding depreciation/amortization, plus Golden Chest development costs and subtracting amortization of Golden Chest development. The calculations for 2024 and 2023 are as follows:

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Depreciation and amortization is included because we believe it is a good estimate of property, plant, and equipment wear and tear/replacement costs that maintain the existing capacity of the assets. We included Golden Chest development costs because it is the cost required to develop the main access ramp of the mine to sustain gold production and access our reserves and resources. The amortization of Golden Chest development is excluded as that would be double counting this expense over time.

Prior to the change in computation of sustaining capital, only the property, plant and equipment costs that were not financed were included and we did not include the costs to develop the main access ramp. We believe the change in computation will provide a more accurate measurement of sustaining capital.

Financial Statements Note 2 - Summary of Significant Accounting Policies Mine Exploration and Development Costs, page F-9

2.

Comment: We understand from your response to prior comment 4 that you have used combined estimates of inferred, indicated, and measured resources as well as proven and probable reserves in calculating depreciation and amortization expense, and that you intend to include disclosure that would describe this as “utilizing a systematic manner of recoverable tonnes of mineral resources and reserves,” although you propose to discontinue the practice of including inferred resources in the computation.

Response: Yes, we will discontinue the practice of including inferred resources in the computation of the “expected useful” life as these tonnes can be relatively uncertain and their exclusion will provide a risk-adjusted methodology in the calculation of “expected useful life.”

Comment: Please explain to us whether your reference to “recoverable” tonnes is correlated with any historical adjustments to the resource and reserve estimates in determining the quantities utilized in your calculations of depreciation and amortization expense.

Response: The reference to “recoverable” tonnes is not correlated to any historical adjustments to the resource and reserve estimates. Reserve and resource estimates have always contained only recoverable tonnes.

Comment: Given the criteria in FASB ASC 360-10-35-4, requiring an allocation of costs over the “expected useful life” of the asset in a “systematic and rational” manner, your accounting policy related to depreciation and amortization expense should clarify the extent to which resources that are excluded from the cash flow analyses and life-of- mine plans underlying estimates of proven and probable reserves in the technical report summary, are nevertheless considered to be part of the expected useful life of the mine in allocating costs that have been capitalized (based on the units-of- production method), along with your rationale and representation in this regard.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Response: Currently, the Main Access Ramp (MAR) at the Golden Chest provides the access to the proven and probable reserves and over 90% of the measured and indicated resources are located in the immediate vicinity of the MAR along the Idaho fault corridor. Given that the MAR is the largest capital expense at the mine and this ramp will provide access to the measured and indicated resources currently defined, the Company believes the “expected useful life” of the asset is greater than the reserve tonnage alone. For this reason, the Company believes that the inclusion of measured and indicated resources along with reserves is the most accurate representation of the “expected useful life” of the Golden Chest mine and is a “systemic and rational” method to calculate depreciation and amortization in accordance with FASB ASC 360-10-35-4.

Comment: Under these circumstances you should also discuss this approach as a critical accounting policy in MD&A, along with further details of your rationale, to include material assumptions and uncertainties. For example, discuss the nature and type of mineralization, the degree to which continuity has been established, drill hole spacing for the respective resource categories, extent of interpolation vs. extrapolation applied in the estimations, and extent of recent conversions of resources to reserves.

Response: The Golden Chest deposit is generally considered an orogenic gold system. The ore is associated with faults/veins that geologically are relatively continuous. Known cross cutting faults that control mineralization are modeled as such in the geologic model. The ore occurs in shoots that are of varying width near the Idaho fault, as such the Company applies what it considers a conservative definition of measured and indicated resources.

All of the categories above must also meet the 2 gram per tonne cut off at the diluted minimum mining width. The mineralizing system has been drilled for 1,150 meters on strike and 360 meters down-dip. The Company feels that this illustrates the geologic continuity of the mineralizing structures. Indicated resources are 75% to 80% interpolated with the remainder extrapolated. Measured resources are 90-100% interpolated. The conversion rate of measured and indicated resources (M+I) has been approximately 40% of converted to reserves and the Company anticipates that more drilling will increase this conversion rate.

Comment: If your expectations of useful life involve assumptions based on matters that are highly uncertain and reasonably likely to change, these should be identified and discussed in terms of their particular sensitivity to change, and updated each period to identify any material instances of actual experience that does not align with those assumptions and the implications. If you include resource quantities for which either economic viability has not been established, or a decision to mine has not yet been made, further details should be provided to clarify why these are appropriately considered to be part of the expected useful life of the mine, in your view.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Response: The Company does not believe that its expectations of useful life are highly uncertain since it now will exclude the use of inferred resources. The use of measured and indicated resources which are both defined by SK-1300 as estimated with confidence sufficient to support mine planning and the economic evaluation of the deposit further remove uncertainty. The Company’s rules for determining measured resources, 3 samples per 25 meters search radius, and indicated resources, 2 samples per 50 meters search radius, remove highly uncertain tonnages from the amortization base.

Additionally, the Company’s resource estimations are based on gold cutoff grades that are defined by economic and operating parameters such as gold price, operating costs, and metallurgical recovery which indicate economic viability and should be included in the expected useful life of the Golden Chest mine.

Comment: Given the different levels of uncertainty associated with each category of resources, also clarify the extent to which you have risk adjusted the volumes, as would appear to be necessary in establishing an appropriate view on the expected useful life of the mine, for use in your calculations of depreciation and amortization expense.

Response: The Company believes that by removing inferred resources from the useful life expectation of the mine that it has risk-adjusted the volumes. Additionally, the conservative estimation parameters for measured and indicated resources as mentioned above and detailed in the technical report summary further remove uncertain volumes from the expected useful life of the Golden Chest mine.

Closing Comments

In accordance with the Staff’s request, we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Grant Brackebusch

Vice President, Chief Financial Officer

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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